Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Appointment of Independent Non-Executive Director to the Board of Sibanye-Stillwater

Johannesburg, 11 September 2024: In terms of Section 3.59 of the Listings Requirements of the JSE Limited, the Sibanye-Stillwater Board is pleased to announce the appointment of Terence Mncedisi Nombembe as an Independent Non-Executive Director of the Group with effect from 11 September 2024.

Terence has expertise in accounting, auditing, risk management, corporate governance, and stakeholder management. He holds a Bachelor of Commerce from the University of Transkei, Bachelor of Accounting Science (Hons)from the University of South Africa and is a South African Chartered Accountant - CA(SA). Honorary awards received by Terence include the Jorg Kandutsch Excellence Award from the International Organisation of Supreme Audit Institutes (2010), Doctor of Accounting Science from the Walter Sisulu University (2014), the Chancellor's Calabash Award – Outstanding Alumnus from Unisa (2014), and Honorary Member of the Golden Key International Honour Society (2015). Terence is an Independent Non-Executive Director of the Nedbank Group Limited and Nedbank Limited and serves as a member of its Group Audit Committee and Group Risk and Capital Management Committee. Most recently, Terence served as a non-executive director of the South African Reserve Bank, before stepping down from that role in 2023. Terence was also the chief executive officer of the South African Institute of Chartered Accountants from 2014 to 2019 and prior to that, he was the Auditor General of South Africa from 2006 to 2013.

The Board welcomes Terence to Sibanye-Stillwater and looks forward to his valuable contribution to the ongoing development of the Group.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20- F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forward-looking statement contained in this announcement has not been reviewed and reported on by Sibanye-Stillwater's external auditors.

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.